UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

December 16, 2025

(Date of Report (Date of earliest event reported))

YS RE RAF I LLC

(Exact name of registrant as specified in its charter)

Delaware	86-3780020
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

300 Park Avenue, 15th Floor
New York, NY	10022
(Address of principal executive offices)	(ZIP Code)

(844) 943-5378

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 4.	Changes in Issuer’s Certifying Accountant

(a) Dismissal of Previous Independent Public Accounting Firm

On December 16, 2025, the Board of Directors of YS RE RAF I LLC (the “Company”) dismissed Deloitte & Touche LLP (“Deloitte”) as the Company's independent registered public accounting firm, effective immediately. The dismissal was not related to any disagreements with Deloitte on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

During the fiscal years ended December 31, 2024 and 2023 and the subsequent interim period through December 16, 2025, there were no (1) disagreements with Deloitte on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements, if not resolved to their satisfaction, would have caused them to make reference in connection with their opinion to the subject matter of the disagreement, or (2) reportable events under Item 304(a)(1)(v) of Regulation S-K.

The audit reports of Deloitte on the consolidated financial statements of the Company as of and for the years ended December 31, 2023 and 2024 did not contain an adverse opinion or a disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope, or accounting principles.

The Company provided Deloitte with a copy of the disclosures in this Current Report on Form 1-U and requested that Deloitte furnish the Company with a letter addressed to the SEC stating whether it agrees with the statements made herein. A copy of such letter provided by Deloitte, dated December 19, 2025, is filed as Exhibit 16.1 to this Current Report on Form 1-U.

(b) Appointment of New Independent Public Accounting Firm

On December 16, 2025, the Board of Directors approved the engagement of CohnReznik LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2025, effective immediately. During the Company’s two most recent fiscal years ended December 31, 2024 and 2023, neither the Company nor anyone acting on its behalf consulted with CohnReznik LLP regarding any of the matters described in Items 304(a)(2)(i) and (ii) of Regulation S-K.

Item 9.01 Financial Statements and Exhibits.

(d)  Exhibits

Exhibit Number	Description

16.1	Letter from Deloitte and Touche LLP dated December 19, 2025

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YS RE RAF I LLC

By:	YieldStreet Management LLC
Its:	Manager

By:	/s/ Will Majeski
Name:	Will Majeski
Title:	General Counsel

Date:      December 16, 2025